Issuer Free Writing Prospectus, dated November 23, 2015
Filed Pursuant to Rule 433 under the Securities Act of 1933
Supplementing the Preliminary Prospectus Supplement dated November 23, 2015
Registration Statement No. 333-205241

Final Terms and Conditions

Issuer:	HCP, Inc.

Trade Date:	November 23, 2015

Settlement Date:	December 1, 2015 (T+5)

Title of Securities:	4.000% Senior Notes due 2022

Anticipated Ratings:(1)	Baa1/BBB+/BBB+ (Moody’s/S&P/Fitch)

Principal Amount:	$600,000,000

Maturity Date:	December 1, 2022

Interest Payment Dates:	June 1 and December 1, commencing June 1, 2016

Benchmark Treasury:	1.875% due October 31, 2022

Benchmark Treasury Price/Yield:	99-02/ 2.020%

Spread to Benchmark Treasury:	+205 basis points

Yield to Maturity:	4.070%

Coupon:	4.000% per year accruing from December 1, 2015

Price to Public:	99.577% of the principal amount, plus accrued interest, if any

Optional Redemption Provisions: Make-Whole Call: Par Call:	Prior to October 1, 2022 (the “Par Call Date”), +30 basis points On and after the Par Call Date, at par

Use of Proceeds:

The Issuer intends to use the net proceeds from this offering to repay its $500 million 3.750% Senior Notes due February 2016 at or prior to their stated maturity date and for general corporate purposes, including future acquisitions, investments or repayment of other indebtedness.  Prior to such repayment, the Issuer may use a portion of such proceeds to temporarily reduce outstanding borrowings under its revolving line of credit.

CUSIP / ISIN:	40414L AP4 / US40414LAP40

(1)  A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Barclays Capital Inc. RBC Capital Markets, LLC UBS Securities LLC

Senior Co-Managers

BB&T Capital Markets, a division of BB&T Securities, LLC

BNY Mellon Capital Markets, LLC

Mitsubishi UFJ Securities (USA), Inc.

PNC Capital Markets LLC

Regions Securities LLC

Scotia Capital (USA) Inc.

SunTrust Robinson Humphrey, Inc.

KeyBanc Capital Markets Inc.

U.S. Bancorp Investments, Inc.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the preliminary prospectus supplement and prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, Barclays Capital Inc. toll-free at 1-888-603-5847, RBC Capital Markets, LLC toll-free at 1-866-375-6829 or UBS Securities LLC toll-free at 1-877-827-7275.